UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BLACKBOXSTOCKS INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

09229E 303
(CUSIP Number)

Quadrifoglio Holdings LLC
2300 E Las Olas Blvd, Floor 4
Ft. Lauderdale, FL 33301

Copy to:
Richard Raymer
Dorsey & Whitney LLP
66 Wellington St W, Suite 3400
Toronto, ON M5K 1E6, Canada
Seattle, WA 98104
(416) 367-7388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09229E 303
1	NAMES OF REPORTING PERSONS Quadrifoglio Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 287,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 287,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 09229E 303
1	NAMES OF REPORTING PERSONS Catherine DeFrancesco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 287,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 287,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09229E 303
1	NAMES OF REPORTING PERSONS Derrick Chiu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 287,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 287,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Stock (the “Common Stock”)
(b)	Name of Issuer:
Blackboxstocks Inc. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240
Item 2.	Identity and Background
(a)	Name of Reporting Person:
(1)	Quadrifoglio Holdings LLC (“Quadrifoglio”). Catherine DeFrancesco is the sole member of Quadrifoglio. Catherine DeFrancesco and Derrick Chiu are the sole managers of Quadrifoglio.
(2)	Catherine DeFrancesco (“DeFrancesco”). DeFrancesco is the sole member of Quadrifoglio and one of Quadrifoglio’s two managers.
(3)	Derrick Chiu (“Chiu”). Chiu is one of Quadrifoglio’s two managers.
(collectively, Quadrifoglio, DeFrancesco, and Chiu are the ‘Reporting Persons”).  There are no other persons that ultimately control the Reporting Persons.
(b)	Address of Principal Business Office:
The principal business address of the Reporting Persons is 2300 E Las Olas Boulevard, Floor 4, Ft. Lauderdale, Florida 33301.
(c)	Occupation, Employment and Other Information:
The principal business of Quadrifoglio is a family investment and holding company.
The principal occupations and employment of DeFrancesco are the ownership of Sol Yoga and investor.
The principal occupation and employment of Chiu is independent financial consultant.
(d)	Criminal convictions:
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship or Place of Organization:
Quadrifoglio is organized under the laws of the State of Florida. DeFrancesco and Chiu are each a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration:
On July 1, 2024, Quadrifoglio and Issuer entered into a Stock Purchase Agreement for Quadrifoglio to acquire 287,500 shares of Common Stock at a price of $4.00 per share for an aggregate price of $1,150,000.  The purchase was made with cash from working capital of Quadrifoglio.
Item 4.	Purpose of Transaction:
Quadrifoglio acquired the securities for investment purposes.  Other than as described below, none of the Reporting Persons have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire or dispose of securities of the issuer in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of the Issuer.

Item 5.	Interest in Securities of the Issuer:
(a),(b)	Aggregate number of shares of common stock and percentage beneficially owned by each Reporting Person:
(1) Quadrifoglio Holdings LLC
(i)	Sole power to vote or to direct the vote: 287,500
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 287,500
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 287,500
(vi)	Percent of class represented in Item (v) above: 8.2%
(2) Catherine DeFrancesco
(i)	Sole power to vote or to direct the vote: 287,500
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 287,500
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 287,500
(vi)	Percent of class represented in Item (v) above: 8.2%
(3) Derrick Chiu
(i)	Sole power to vote or to direct the vote: 287,500
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 287,500
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 287,500
(vi)	Percent of class represented in Item (v) above: 8.2%
The percentages of Common Stock beneficially owned by the Reporting Persons are based on a total of 3,517,431 shares of Common Stock issued and outstanding as of August 14, 2024 as reported by the Issuer on its Form 10-Q filed August 15, 2024.
(c)	There have been no other transactions related to the Common Stock in the last sixty days.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
The are no any contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Material to Be Filed as Exhibits:
Exhibit 10.1	Stock Purchase Agreement dated as of June 28, 2024 between Blackboxstocks Inc., Quadrifoglio Holdings LLC, and other investors
Exhibit 99.1   Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 23, 2024

Quadrifoglio Holdings LLC

By: /s/ Catherine DeFrancesco
Name: Catherine DeFrancesco
Title: Manager

By: /s/ Catherine DeFrancesco
       Catherine DeFrancesco

By: /s/ Derrick Chiu
       Derrick Chiu